SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'Transaction timetable update'

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, NEW ZEALAND, JAPAN, INDIA, MALAYSIA OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.  PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

For Immediate Release

23 April
2010

COMBINATION OF PRUDENTIAL PLC AND AIA GROUP LIMITED
TRANSACTION TIMETABLE UPDATE

Prudential plc ("Prudential") today announces an update on its combination with AIA Group Limited ("AIA"). This announcement covers the following:
·
Expected timetable for the proposed Rights Issue
·
Update on plans for a listing on The Stock Exchange of Hong Kong Limited ("SEHK")
·
Application for a secondary listing on the Singapore Exchange Securities Trading Limited ("SGX-ST")
·
Timing of Prudential First Quarter 2010 Interim Management Statement
A separate announcement issued today sets out details of arrangements to enable investors to migrate shares held on Prudential's principal register in the UK to its Hong Kong branch register for trading on the SEHK and the SGX-ST.

RIGHTS ISSUE
Set out below is the expected timetable of key dates for the Rights Issue that Prudential announced on 1 March 2010. Further details of the Rights Issue will be provided in the Rights Issue Prospectus which is expected to be published on 5 May 2010.

TIMETABLE

Event	UK (BST)	Hong Kong (HK time)
Rights Issue terms announced, Rights Issue Prospectus, New Prudential Prospectus and Scheme Circular published First Quarter 2010 Interim Management Statement Institutional sub-underwriting	5 May
SEHK admission to listing	-	09:30 a.m., 11 May
Annual General Meeting ("AGM")	11:00 a.m., 19 May	6:00 p.m., 19 May
Rights Issue record date	5:00 p.m., 24 May	4:30 p.m., 24 May
Reconvened AGM	11:00 a.m., 27 May	6:00 p.m., 27 May
Court Meeting	11:15 a.m., 27 May	6:15 p.m., 27 May
General Meeting	11:20 a.m., 27 May	6:20 p.m., 27 May
Nil paid rights commence trading	08:00 a.m., 28 May	09:30 a.m., 1 June
Latest date to accept / subscribe for nil paid rights	11:00 a.m., 14 June	4:00 p.m., 14 June
Dealings in Rights Issue shares commence	08:00 a.m., 15 June	09:30 a.m., 18 June
Transaction close	Q3 2010

AGM
Prudential's AGM has been convened for 19 May 2010. In order to minimise the inconvenience to shareholders of having two shareholder meetings within a short period, the Board proposes to adjourn the AGM on 19 May 2010, and to reconvene it at 11:00am on 27 May 2010. This adjournment will not affect the timing of payment of the dividend of 13.56 pence per share announced on 1 March 2010, which is payable on 27 May 2010 to shareholders on the register on 9 April 2010.

HONG KONG LISTING
Prudential expects to publish its Listing Document in connection with the proposed dual primary listing of its shares on the SEHK on, or around, 5 May 2010. Subject to the approval of the Listing Committee of the SEHK, the listing of the ordinary shares of Prudential on the SEHK is expected to take effect at 9.30 a.m (Hong Kong time) on 11 May 2010. The listing of Prudential's shares on the main board of the SEHK is by way of introduction, with no shares being issued or sold to the public or investors.

In order for Prudential shares to be traded on the SEHK they must be registered on the Hong Kong branch register. Prudential has put in place a process for the migration of shares to the Hong Kong branch register, further information on which is set out in a separate announcement published today.

It is expected that shareholders on the Hong Kong branch register on 24 May 2010 will be able to participate in the Rights Issue.

SINGAPORE LISTING
Prudential has also made an application to the SGX-ST for a secondary listing of its ordinary shares in Singapore. The listing is expected to be effective on 11 May 2010, concurrent with the listing on the SEHK.

Upon commencement of trading on the SEHK and SGX-ST, Prudential's ordinary shares will be dual primary listed on the London Stock Exchange and the SEHK and will be secondary listed on SGX-ST. In addition, Prudential's American Depositary Shares will continue to be listed on the New York Stock Exchange. A secondary listing in Singapore is complementary to the Hong Kong listing and provides further evidence of Prudential's commitment to the region.

Commenting on today's announcement, Tidjane Thiam, Group Chief Executive, said:

"I am pleased to confirm that alongside the AIA transaction, plans for our dual primary listing in Hong Kong are on track. Historically the UK has been, and will remain, the largest market for our investors and we are committed to our London listing. In addition to this presence, we are developing two more significant trading centres in Hong Kong and Singapore. In this context, I am delighted to be able to announce our planned secondary listing in Singapore. The two new listings will enable investors in Asia to participate in the outstanding growth potential that Prudential offers.
Prudential has a rich and extensive history in Asia, operating in Hong Kong for nearly 50 years and Singapore for over 75 years, and today's announcement reaffirms our long-term commitment to both these markets."

Enquiries:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Brunswick UK: Kevin Byram / Michael Lever	+44 (0)20 7404 5959	Jessica Stalley	+44 (0)20 7548 3511
Brunswick HK: Tim Payne / Karin Wong	+852 3512 5000	Investor relations	+44 (0)20 7548 3300

Important notice
This announcement has been issued by and is the sole responsibility of Prudential.
This announcement is not a prospectus but an advertisement and investors should not acquire Rights Issue Shares referred to in this announcement except on the basis of the information contained in the Rights Issue Prospectus.

This announcement is for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities.

Credit Suisse is acting solely for Prudential and no one else in connection with the Hong Kong Introduction and together with HSBC and J.P. Morgan Cazenove, the Transactions, the UK Introduction and, together with the other underwriters, the Rights Issue and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the Hong Kong Introduction, the Transactions, the UK Introduction or the Rights Issue and will not be responsible to anyone (whether or not a recipient of this announcement) other than Prudential for providing the protections afforded to their clients or for providing advice to anyone other than Prudential in connection with the Hong Kong Introduction, the Transactions, the UK Introduction or the Rights Issue or any other matter referred to herein.

Ondra Partners, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser solely for Prudential and no one else in connection with the Transactions and the Rights Issue and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the Transactions or the Rights Issue and will not be responsible to anyone other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Transactions or the Rights Issue or any other matter referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse, HSBC, J.P. Morgan Cazenove and the other underwriters by the FSMA, none of Credit Suisse, HSBC and J.P. Morgan Cazenove or the other underwriters (or any of their respective affiliates or agents) accept any responsibility whatsoever for, and make no representation or warranty, express or implied, in relation to, the contents of this announcement (including its accuracy, completeness or verification) or any other statement made or purported to be made by it, or on its behalf, in connection with Prudential, the Hong Kong Introduction, the Transactions, the UK Introduction, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the New Prudential Shares or the Rights Issue. Each of Credit Suisse, HSBC, J.P. Morgan Cazenove and the other underwriters accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this announcement or any such statement.

The underwriters of the Rights Issue may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, Prudential Shares and/or related instruments for their own account. Except as required by applicable law or regulation, the underwriters do not propose to make any public disclosure in relation to such transactions.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Prudential, Credit Suisse, HSBC, J.P. Morgan Cazenove or the other underwriters.

The information contained in this announcement is not for release, publication or distribution, directly or indirectly, to persons in the United States, New Zealand, Japan, India, Malaysia or South Africa and should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations.

The announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States, New Zealand, Japan, India, Malaysia or South Africa or any other jurisdiction. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act. The Rights Issue Shares and other securities mentioned in this announcement have not been and, if and when issued in connection with the transactions, have not been and will not be registered under the Securities Act or under the securities laws of any state or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.

This announcement does not constitute an offering circular or prospectus in connection with an offering of securities of the Company. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the Prospectuses to be published or Circular to be distributed by the Company. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied upon for any investment contract or decision.

The distribution of this announcement into jurisdictions other than the United Kingdom or Hong Kong may be restricted by law. No action has been taken by Prudential or any of Credit Suisse, HSBC, J.P. Morgan Cazenove or the other underwriters that would permit an offering of such rights or shares or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Apart from the responsibilities and liabilities, if any, which may be imposed on Ondra Partners by the FSMA 2000 or the regulatory regime established thereunder, Ondra Partners accepts no responsibility whatsoever for, nor makes any representation or warranty, express or implied, in relation to, the contents of this announcement, including its accuracy, completeness or verification or for any other statement purported to be made by it, or on behalf of it in connection with Prudential, the Transactions, the Rights Issue Shares, the New Prudential Shares, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue. Ondra Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

Neither the content of Prudential's website nor any website accessible by hyperlinks on Prudential's website is incorporated in, or forms part of, this announcement.

This announcement contains or incorporates by reference 'forward-looking statements' regarding the belief or current expectations of Prudential, the Directors and other members of its senior management about the Company's business and the transactions described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the possibility that the transactions may not be consummated, the ability to achieve synergies, improved productivity and opportunities for growth from the transactions, effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which Prudential operates, and other factors affecting the level of Prudential's business activities and the costs and availability of financing for Prudential's activities. Any forward-looking statement contained in this announcement based on past or current trends and/or activities of Prudential should not be taken as a representation that such trends or activities will continue in the future. No statement in this announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. Prudential expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Prudential's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   27 April, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson
Deputy Group Secretary